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February 22, 2024

Crypto Connect Dallas 2024 - Michael Sonnenshein Crypto Masterclass with Research Team

Sonnenshein Let me just find this. All right, so you've gotten to hear from a couple of members of my team this morning. And I was really encouraged, actually, by the poll that we had at the beginning. So I think we we said some 80, some odd 90% of you already own crypto. So just we're going to get away from Slido for just one second. So if you want crypto, please raise your hand. Okay. Keep your hands up. If you've owned crypto for more than a year, keep your hands out. If you've owned crypto since before this most recent crypto winter, raise your hand. Keep your hand up. Okay. Wow. This is okay. Good. Okay. Hands down. I don't want to exhaust anyone. I've been in crypto now for ten years, and I actually had the opportunity to get into crypto after being in a financial services role. Like many of you, I was a financial advisor. My last role was at J.P. Morgan, and when I had the opportunity to get into the crypto space, you know, Bitcoin was from time to time on CNBC in the background in my office. It wasn't something I necessarily took seriously. We were all much more concerned with John Deere earnings or the CPI report or inflation data, things like that. But crypto and our founder, Barry Silbert, who I met, really reminded me that Bitcoin was going to change the world. And I'd never, ever been around someone in a personal setting, academic setting, professional setting who, with such conviction told me that something was going to change the world. My AHA moment with Bitcoin as we get into this masterclass, was that Bitcoin was ultimately going to be the springboard to financial inclusion, that ultimately, whether it was in sub-Saharan Africa or really any other part of the world, banks financial services access was not going to be opened up to the masses, but that because everybody had cell phones, that they could certainly be a part of the conversation. Facilitate transactions, save money, spend money, share it with their friends and family, finance businesses, finance educations. And to me, that was a really, really innovative idea and also one that I think largely remains true today and something that will, in fact ultimately change the world. So as we get into a conversation now about Bitcoin specifically, and in a couple of minutes, I'll bring up a couple of my colleagues. I want to just quickly go back to basics on Bitcoin just so that everyone is operating from, the exact same set of information. So what is Bitcoin, right. Bitcoin is ultimately software. And there really are six features of bitcoin that I think make it so unbelievably innovative and that get us continually excited about Bitcoin's potential. All of you see, you know, financial journalism that gives you physical manifestations of Bitcoin. You all know, obviously, that Bitcoin is an intangible asset, and that it's very, very portable. Bitcoin allows us to send value anywhere in the world instantaneously and virtually for free. And so in many ways, it has the attributes that really outpace that of traditional forms of sending money or sending value around the world. Number two bitcoins divisible. There are 100 million units within each bitcoin. So Bitcoin is shown to the eighth decimal place. That has been an interesting challenge to build an asset management business, when legacy systems usually only go to about four or sometimes six decimal places, Bitcoin goes to eight decimal places. So even though there will only be, 21 million Bitcoin, right? Bitcoin is verifiably scarce. There are 100 million units within each Bitcoin itself. Bitcoin is also fungible. So a bitcoin is a Bitcoin is a Bitcoin. And as people send and receive bitcoin or companies send and receive bitcoin, there is no differences between the bitcoins themselves. I would also argue Bitcoin is highly durable. It's decentralized. It certainly flies in the face of the centralized systems that we've come to know and rely on that are basically built, on a lack of trust. And underlying Bitcoin is this unbelievable technology called blockchain that allows all transactions taking place in Bitcoin, to be verified in a way that they can't be tampered with? The ledger is immutable and allows for there to be ultimately a public ledger that we can all rely on to verify transactions, ownership, etc.. Which leads me to blockchain. And I think sometimes over the last couple of years, financial journalism has made the term blockchain such a colloquial word that sometimes people don't even know actually what it means or where it comes from. But on average, when an individual or a company is sending or receiving Bitcoin about every ten minutes or so, all of the transactions on the network get compiled into a cryptographic block, and that block is verified against all the previous blocks on the blockchain such that if I'm sending Bitcoin from myself to Craig or Craig, to me, it's based on a series of transactions that are already on that ledger. To know that that Bitcoin does, in fact belong to me and will now belong to him. And as those blocks get secured and verified every ten. Minutes, each block gets added to the chain. Hence the term block chain. It's a in many ways, unbelievable technology and very innovative, but it's actually, antiquated in the sense that cryptography, which is one very important element of it, is not terribly new. And the idea of a digital ledger is also not terribly new. It's actually quite antiquated. It's actually the combination of those two that make blockchain technology such a big innovation. So, sitting in the seats you're in and thinking about talking to your clients, about investing in crypto, investing in Bitcoin. Dave was up here this morning talking about bitcoin being at an inflection point. This is obviously coming up in conversation. Well how should you think about it. And for us there's three primary investment cases around Bitcoin. And you know one thing that I that I think we often forget is that when you invest in more traditional assets, whether it be, you know, a public equity and you're looking at, you know, a company's cash flows or profitability or their PE ratio or how they're trading against their peers. That there's usually only kind of one, maybe two theses around why you might be making one of those investments. I think when it comes to Bitcoin, there are just simply multiple truths in the fact that Bitcoin means something different to everybody is actually a good thing. There are people who invest in Bitcoin because they do believe in it as a store of value. They look at the attributes, some of which I discussed before, where Bitcoin is actually very similar to gold in a lot of ways. And they think about using Bitcoin as a hedge against inflation. Perhaps when they were trying to build more diversified and resilient portfolios for themselves or their clients. They historically relied on bonds or, you know, sometimes gold. And now Bitcoin is part of that, you know, set of assets that advisors and investors can choose from. And so there's certainly, a school that believes in Bitcoin as a store of value, as a digital gold or perhaps as a gold, you know, meant for the digital age. I think the second thesis that comes up most often is as a means of payment. I discussed a little bit earlier that, you know, today you're all, as advisors, you you deal with wires, you deal with journals. Some of you may use Zelle, some of you may use PayPal, some of you may use Venmo. All of these systems are built on centralized platforms, and they're all built in a way because no one trust each other. And they're not necessarily the fastest. They're not necessarily the cheapest, but they do move value. But for the most part, they only move value Monday to Friday and usually 9 to 5 when, you know, the fed wire system is open. And one of the unbelievable innovations around Bitcoin is that really allows you to move value anywhere in the world virtually, instantaneously and virtually for free. And that allows us now to actually be, you know, age, you know, February 2024, where value can move at the same speed as information does. And that's just value. Keeping up with the pace at which information moves around the world. And for many people, that's a really exciting innovation. I think the third way that a lot of people also think about this is really the underlying technology that underpins Bitcoin and crypto more generally being blockchain. For many folks, they look at Bitcoin as the first or earliest incarnation, or use case of blockchain technology. But that's just merely scratching the surface. I again, have been in, you know, crypto for about ten years now, and if you would have told me that ten years ago, we would well, I wouldn't have thought it would take us this long to get Bitcoin ETFs to market, but that's a separate story. But if you'd told me, we would have come up with new and amazing technologies and use cases, on top of Bitcoin and on top of blockchain technology like ordinals and NFTs and, all the other use cases that are emerging out of this asset class. I tell you, told you you'd be crazy. And look at how far we've come. And so for a lot of people, they liken investing in Bitcoin to an early stage technology investment. Perhaps, you know, something more akin to like a VC investment or something that's, you know, one of the more early stage technologies that they invest in in their portfolio. So I think for a lot of people, certainly we're going to get into talking about prices and price predictions. And my friend Tom Lee will be here later this morning to talk about some of his views on the space. But there's a lot of concern as to why now. Right. Bitcoin not long ago was called dead and was trading around 15 or 16,000 USD. And now Bitcoin's had this tremendous run up and is trading at 50 something thousand dollars. And so when we look at 2024, we definitely see a couple catalysts that definitely make investing in Bitcoin something that folks should be considering. Even though Bitcoin has had this massive run up, the first of those is obviously rate changes. Historically what we've seen is, you know, Bitcoin. For many people, in a more risk on environment, we do construe Bitcoin as a risk asset. But as the fed hopefully cuts rates and we see us return to a more risk on environment, we do think that will act as a tailwind for Bitcoin and do see people allocating to Bitcoin in those types of environment. We're also seeing from inflation perspective, you know this has been an ongoing concern, not only just here in the U.S. but elsewhere in the world. We actually, invite you all to visit the Grayscale website. We just recently commissioned some data with the Harris Poll, and actually the number one going concern of voters going into the 2024 election, is inflation, and head of national security, ahead of, you know, physical safety, things of that nature. So this is an issue that, is certainly, you know, front of mind for a lot of voters, a lot of investors, and certainly a place where Bitcoin perhaps can serve as an inflation hedge in their portfolio. We're fortunate enough to have, friends from foundry here today. Is our sister company that runs the largest bitcoin mining, and, and, mining pool in the world. And so we'll get to talking a little bit about the Bitcoin halving later today. But that's a catalyst in the Bitcoin ecosystem that happens about every four years or so. And we're just about two months away from this next Bitcoin halving. And that's certainly something to be paying attention to over these next couple of weeks. And then finally, it's about use cases, right? I've talked about how some of the earliest innovations of Bitcoin were really meant to be sending and receiving value over the internet. But every day that goes by, and the larger the monetary base that develops in Bitcoin, the more developer activity, the more use cases continue to get unlocked. So when you bring this back to your practices and you talk to clients about this, this, chart goes all the way back to 1995, and it's really meant to illustrate to all of you just how concentrated the correlations and annualized returns have been amongst traditional asset classes. Right. So this really underscores the idea that diversification is key. And so if roughly speaking, you're looking at volatility in return of equities fixed income alternatives, look at how far an outlier assets like Bitcoin and Ethereum are. So when sized appropriately in a portfolio, you can actually have a really meaningful impact on a portfolio's risk adjusted returns. And so finally, if any of this does resonate with you over the course of the day to day, we're certainly advocates of seeing folks allocate to the space through ETFs. There's now more than ever, choice. And we think choice is good for the health of the Bitcoin ecosystem, and crypto investing in general. But as compared to buying futures contracts directly, going through the complexities of buying Bitcoin directly and then really not having a full visibility over your client's assets or over their portfolios, or even kind of the tracking error and roll costs associated with Bitcoin futures, ETFs, the spot Bitcoin ETF, whether that's GBTC or otherwise, really gives you the wherewithal to invest in a very liquid, tried and true instrument that gives you 1 to 1 direct exposure to this asset class. And more than anything, gives you visibility into where it fits into your clients portfolios. So, it's good that there, again, are choices for investors, but nonetheless, this is an unbelievable step forward that we really believe is the tipping point or the inflection point for bringing crypto mainstream. Okay. So I'm going to pause there. I'm sure there are some questions that came in, on the Slido, but I'm going to pause and ask a couple of my colleagues to come join me, on stage. So I'm pleased to welcome Danielle, Michael and Matt, from the Grayscale team. Guys, why don't you come on up and we're going to have a little chat about some of the things, that folks are thinking about when it comes to crypto. So, let me just get my thoughts up here. You can help me find that. Yeah, I'm all for it. Great. All right. So first and foremost, I guess go to you guys because you sit on the research team, when somebody is thinking about their asset allocation. Right. Yesterday, every single person's reading about Nvidia and the whole world was going to collapse if Nvidia didn't beat earnings, etc.. And they're thinking about building more diversified portfolios, where if you do decide that you're going to make an allocation to Bitcoin in your portfolio, does does it fit? Like do you take from other assets you have? Do you just, you know, take from your cash position. Like how do folks how should folks think about this.

Zhao Yeah, that's a great question Michael. So crypto broadly expands the risk return profile for all investors. As you saw in the graph previously, you know, traditionally the 6040 portfolio has made a lot of sense. You know, bonds and stocks traditionally have not been correlated to each other if you look at throughout their history. However, in the recent years, especially the recent two years, you've seen correlations between stocks and bonds increase. In addition, you've seen diversification issues as well. Within the S&P 500, you've seen, you know, seven stocks basically contribute to a majority of the gains in last year. So investors have kind of looked into like venture capital and private equity. But that's those are opportunities that aren't available for all investors. Crypto kind of offers a solution for all investors, right? Crypto gives you the diversification benefits. It gives you the non correlation benefits. And just a small percentage just helps with the portfolio allocation in general.

Maximo Yeah, I don't think I don't think it's too difficult to identify maybe where to reallocate capital in the crypto. It's very obviously a risk asset, right. Like any other tech stock, biotech, that type of stuff. The difference is that you're investing in an entirely new asset class, right? In new technology, new asset class, and also all of the infrastructure that surrounds that. So part of our seat at Grayscale, what we've been working on for so long is actually setting up that infrastructure and all the service providers. And, and I think that's also why we see a bit of a lag in terms of like institutions actually deploying capital. So we saw a lot of the passive ETFs, open up. But we're seeing a lag in active strategies. And I think that's largely because the infrastructure surrounding all of that doesn't exist. And so you get a really interesting investment that doesn't really exist now where you're investing in a new technology, a new asset class that's also supporting an entirely new industry that can permeate through, pretty much every aspect of, you know, the existing life. So, yeah.

Sonnenshein Okay. And so, you know, I know, for me, like, as I've invested in crypto, I'm of a slightly younger generation, I never really invested in gold. It didn't really resonate with me. I don't think it resonates, with you all, but, you know, for the folks in this audience, is this just pulling from that magnificent seven, or is this pulling from some of those private equity or, you know, hedge fund kind of riskier end of the spectrum assets? Like, where do you think this comes from in the portfolio?

Maximo Probably the risk asset. If you look at actually a 6040 portfolio with a 2% allocation to Bitcoin, through 2021, 2022, and you replace a 2%. So if you replace the S&P allocation of meta 2% in, over that time period, 2021 2022, with Bitcoin at 2%, you actually get, I think, better risk returns meta went down I think 80% peak to trough, which is much higher than what Bitcoin's was. So yeah,.

Zhao Yeah, even if you do like it on a pro-rata basis. So like you have a 6040 portfolio, but then you take a fraction of that total portfolio like 5% into Bitcoin. You get significantly better risk adjusted returns in terms of Sharpe ratio.

Sonnenshein Danielle, you have been in front of some of Grayscale's largest and longest standing clients. What would you say has really been kind of the evolution of the conversation with our clients over the last couple of years, and then maybe most recently since the onset of GBTC is uplifting and kind of the mainstreaming of Bitcoin. How have things changed?

Bibeault Yeah. So I think what we were seeing, you know, when I first joined the team three years ago was a lot of like 101 conversations. What is Bitcoin. Why should you allocate to it. And we're still having those. But we've also expanded. And a lot of people are thinking about how do they diversify now beyond Bitcoin. You know are they looking at Ethereum or even smaller market cap tokens and kind of which segment of the crypto space really resonate with them. So for some people, you know, that might be DeFi. For some people it might be smart contract platforms, which are all, you know, I know like a 201 beyond Bitcoin. But that's kind of what people are starting to think about and where the conversation is starting to go while we're still having the one on ones.

Sonnenshein And do you think reputationally. Like that's changed for folks in the fiduciary seats. How has that evolved?

Bibeault Yeah, absolutely. So I think back in, you know, 2020, 2021, it was a little bit of a risk to recommend, like.

Sonnenshein Career risk.

Bibeault Career risk. Yeah. Because you didn't know what was going to happen. And you had in the past seen Bitcoin be this wildly volatile asset. You know when I first bought it was like $341. It went down to like $8. I was like oops that was a mistake. But then it's obviously done a lot better now. So I think seeing that it's now almost a career risk to not at least think about, you know, a small percentage of a portfolio allocation. And obviously everyone's risk tolerance is completely different. But I think it's something, you know, people are thinking about and it's hard to ignore.

Sonnenshein Yeah. Anecdotally I'll share. I spoke with, one of our clients who, I forget it. Even their, their family was experiencing a new generation being born, or if it was their kids that were being born. So either kids or grandkids. But they said, you know, when when they were born, they were fortunate enough to be gifted some Apple stock. Or they were fortunate to be gifted some Disney stock. And they said it just doesn't make sense anymore. I'd rather buy, you know, some shares of GBTC or buy some Bitcoin and put it in a UTM account for for a kid, because they think in the next ten, 15, 20 years, it's those types of assets are going to be far more valuable, than it would be some of these companies that sure, they've become fixtures in portfolios and in indices, but nonetheless, are not going to have the risk return profile. If you really do have that type of time horizon. So I always kind of like that anecdote. You know, Matt, maybe I'll go to you next. I think for this the question that came in on Slido, you know, we obviously are an organization that's always led with education through, you know, events like today, Crypto Connect. And we obviously do a lot of advertising. We're in Mark with our clients. What do you think is kind of some of the largest misunderstandings, about Bitcoin. And what do you think we can do or how do we kind of all pay it forward to kind of increase the general understanding of Bitcoin?

Maximo Yeah. Great question. I think the first most obvious one is people think it's used for crime. Which yeah, so are gift cards and dollars and every other fiat currency. I think the reality there is that it's bad for crime.

Sonnenshein Why?

Maximo So the way the blockchain works, it's pseudonymous. Right. So I might send, Michael a Bitcoin, but it's going to say my address of a bunch of numbers and letters sent in one Bitcoin to a bunch of letters and numbers. That in of itself is pretty hard to decipher. Who's that? Who, who's who. But the reality is, to get from fiat to crypto, you have to go through some sort of on ramp, and that's usually taking KYC, right? Meaning it's Coinbase, it's Venmo, it's, Robinhood, right. That little piece right there, you lose your KYC, right? That's how the Bitfinex hackers were discovered. The ones who stole like $3.6 billion in bitcoin six, seven years ago. Even things like wallets, the wallet you use on your browser, on your phone, they're sending your IP address to somebody somewhere, right? There's there's intelligence tools that can track the amount of Bitcoin volume per county in the U.S.. Right. So, while it might be challenging and take a little bit of, you know, elbow grease to figure out which string of numbers and letters belongs to who. It's pretty easy to do. And there's a lot of intelligence tools. And frankly, like this is a lot of tools to, to decipher those things. So yeah, that's the biggest misconception I hear is that it's used for crime.

Sonnenshein I like to say actually, that every transaction leaves a digital breadcrumb, right? Because every transaction is captured on the blockchain. So if you were doing something illegal or something nefarious.

Maximo Yeah.

Sonnenshein Why would you ever want to do that in a way that can be traced or tracked or anything like that?

Maximo Exactly. And it's also one of those things where like, right now, I can't go buy a cup of coffee readily with my Bitcoin. Like, I would take me all day to probably find somewhere in Dallas that would accept my crypto. So yeah, I could steal a bunch of bitcoin from everyone in this room and run off. But how do I spend it? How do I use it? Right, I have to I have to go find someone who will take it. Meaning maybe Michael owns a coffee shop and he's willing to take my Bitcoin, but now he knows my address personally. Indeed. So maybe it's. The point is, it's very difficult to to stay anonymous.

Sonnenshein Yeah. Michael there's a lot of questions coming in on Slido that, I think are coming in in a thoughtful and constructive way that are asking both about Bitcoin and whether or not it stands to be, you know, overtaken or become obsolete and kind of why Bitcoin as compared to the thousands upon thousands of other assets that are out there. Yeah.

Zhao That's a that's a really great question. So, you know, you could easily spin up a new cryptocurrency today or tomorrow. The thing is, you know, Bitcoin, is a network technology. And the biggest mode for network technologies is its network. It's the same question you could like. Create a new social network tomorrow, but it's not going to rival Facebook. Immediately. Right. There's like a lot of stickiness, a lot of infrastructure built into bitcoin already with the miners, the users. Now we have like the Bitcoin ETF. These are hurdles that you have to go through, if you want to, you know, try something new. So Bitcoin has a lot of stickiness, bitcoins being utilized all across the world. There's a lot of game theory with Bitcoin. You know, countries all across the world are mining bitcoin or using bitcoin. Yeah. It's just like it's a network technology. At the end of the day,.

Maximo Bitcoin achieved something also that will never, ever be done again. Being a proof of work network. The proof of work in and of itself is largely inefficient. Uses, more electricity than a proof of stake network. Right. But Bitcoin achieving a network built on proof of work means it's by far the most secure thing that will ever be in existence in terms of like, crypto networks. At least that's what I believe. Because if you think about just purely logistically, right, if I want to take over 51% of the hash rate of Bitcoin, I have to buy a ton of machines that are already extremely hard to get in buying all those machines, I'm going to push the price way up so I have to have infinite amounts of capital. I don't have to have the technical people to go turn on those machines, plug them in, run them. That's a huge workforce. I then have to have the hardware and the real estate to store them and plug them into. I have to do all of this without anyone in the world noticing, any other country noticing, so that no one can stop me before I achieve this. That'll never be done. Yet we'll never have that kind of security for a digital asset, which is also a huge reason why I think Bitcoin is maintain that, really dominant, number one position.

Sonnenshein I also kind of sometimes think about it in terms of switching costs, right. There's $1 trillion now. It's trillion dollars now the market cap of Bitcoin. That's $1 trillion of switching costs from Bitcoin to the next thing. Right. And so it's a network built on incentives and checks and balances. And so it's $1 trillion worth of switching costs from Bitcoin to kind of the next thing. Okay. Next question that I wanted to touch on, is actually with you, Danielle. A lot of folks are asking, specifically about GBTC, and wondering, two important questions. One, how much of the Bitcoin in circulation does GBTC hold? And two, if you could just kind of help people to understand, kind of how GBTC came to market and maybe elaborating on what some of Craigs said, how it was trading at a discount, the ETF has kind of collapsed. That kind of just take people through some of that mechanics.

Bibeault Definitely. So today, GBTC actually holds more than 2% of all of the bitcoin in circulation. So that's, you know, a really significant amount when you compare it to any other, like single way to get exposure to, you know, a commodity or anything like that. GBTC really kind of came to be Craig touched on this a little bit, but it originally started out as a private placement available only to accredited investors. After that, we were actually able to get it publicly quoted and it traded on the OTC market. So those accredited investors who had held their shares for at least one year were able to sell those shares, and really, anyone could buy it in the stock market. Then in 2015, we actually were able to get the product become SEC reporting, which just provided a greater level of transparency, and better liquidity to our investors. So this whole time it was still available for accredited investors, you know, during different periods to buy at the net asset value through the private placement. As those shares became seasoned after they were held for the required holding period, they became part of this public float. And then in January, we completed the final stage of our four stage lifecycle. And GBTC actually became, a spot Bitcoin ETF.

Sonnenshein Fantastic. I guess I'll throw it back to you guys. So one of the things I was talking about at the beginning of this masterclass was kind of all of the use cases that are being developed. And I use the term flywheel. And I think you guys hopefully agree with that, that, you know, Bitcoin doesn't have A 1800 number. Bitcoin doesn't have a company behind it. Many of the developers, that work on the, you know, the Bitcoin protocol itself are doing it, I guess, out of the goodness of their of their hearts and their interest and passion. And so I think for a lot of folks in the room, they see some of the most kind of tangible use cases, I think probably around payment moving value, that one's relatively easy to understand. They see the reason to invest in it. But it's, is that just speculative? Right. And so can can you guys maybe talk about some of the other innovations that are taking place within Bitcoin and, do so through the lens of whether or not you believe some of those new use cases, solve real world problems or our, you know, kind of solutions in search of problems and what you. I think that does to the utility and ultimately like value of Bitcoin.

Maximo Yeah. Maybe even just taking a step back for like what Bitcoin is Bitcoin as a as a fundamentally as a messaging protocol. Right. It's a way to send messages. Now the message that we send is that you're getting X number of bitcoins, right. When you think about it that way, you can build almost anything with that, right, given the constraints of how it's architected. So, right now we're seeing bitcoins being moved around, people paying each other. We're starting to see ordinals. Ordinals is a bit of a broad subject that honestly, Michael's really well versed in. But fundamentally, what that is, is just putting some sort of, content on chain. Yeah. You have about a four megabyte limit. Some people have put a bunch of pictures on some, like, hand-drawn cartoons of wizards. Other people have put on the actual full game of doom. On the blockchain, you can.

Sonnenshein Why is that important?

Maximo Because. So being able to store things on chain, whether it's a piece of text, a full video game file, or even a picture. Right now, yeah, it looks like. Okay, just a couple pictures. Let me send a picture back and forth. But but that expands the capabilities of what you can do tremendously. So. So being able to prove or validate that I can put the entire four megabyte game of doom on the Bitcoin blockchain now opens up the creativity for a bunch of other Bitcoin developers to say, okay, what else can I put on there? Can I put a layer two rollup on there that can do smart contracts. So now Bitcoin has Bitcoin is the security execution layer for a layer two that lets me do lending and trading and NFTs just like I do on Ethereum. So it's it's really it's like all of these little incremental things that happen on Bitcoin might seem inconsequential, but what it does is, is it sparks an imagination or a possibility for the rest of the community to say, hey, how can I modify this a little bit? A really simple example is when I was in college, I was I was interning at a venture capital firm. The venture capital firm invested in a company that did NFTs, baseball cards on the Ethereum blockchain. And I was thinking, okay, how do I get a job with these guys? I want to work in crypto. Let me pitch them like a product idea. So I thought, what if we take that same technology and do concert tickets because I was getting scammed, buying and selling concert tickets and, you know, that's a great example. I saw their implementation of that technology. It inspired me to do something else, and I ran and built a company product for the next three years doing that. So, that like open source sort of network effects that you get from a community that's, that's building in the same like technology sphere is, is massive and something as simple as, like a little wizard on the blockchain that looks like it was drawn by a four year old, could actually be the catalyst for, you know, a huge ecosystem that's that that can be built and developed on Bitcoin.

Sonnenshein But like going back to the network effects that Michael was talking about is, is what you're saying then almost analogous to like, you know, the early days of Facebook, right, when the functionality on Facebook was just pictures and names and you'd know where different people went to school, or things like that. And over time, the things that now Facebook allows you to do. You were we weren't talking in 2008 about having Facebook Marketplace and being able to, you know, buy and sell things. We weren't talking about adding photos on Facebook and sharing those and adding stories to Facebook and things like that. And so, if that helps this, this audience kind of, have a more concrete version of kind of what the possibilities are, what that has allowed us all to do. I'm presuming there's some Facebook users in the crowd, is getting ever more, ingrained and loyal to using Facebook, for those added features over time. And that's only increased the value in the utility of Facebook as a network. Similarly, same thing going on with Bitcoin, where all of these innovations may not have immediate or near-term impact. But if we zoom out and realize, you know, to John's comment this morning, we're only a decade, decade and a half into the life cycle of Bitcoin. Well, look at all the possibilities that have already been unlocked and kind of what's to come.

Maximo Yeah, yeah. Using Facebook and like Google are great examples. Early 2000s. When those companies were still startups, Google engineers were required to spend 20, 10 to 20% of their time on a random side project because Google leaders wanted to take those side projects and turn them into into companies or product lines. And so that's a little bit what we're seeing here, right? Some guy makes a wizard picture, some other guy takes that and says, oh, we could do this with it.

Sonnenshein Yeah. Michael, I think, some other questions coming in. Obviously, I think today's conversation is, very Bitcoin centric. You know, Bitcoin ETFs have just arrived here in the U.S it's been a major milestone. Maybe you want to just kind of shed some light, on the Grayscale crypto sectors. And I think for some people, some questions coming in about not just what we touched on earlier about what other assets might make Bitcoin obsolete. But, you know, ultimately, if there are thousands and thousands of these cryptocurrencies, are they the difference between the utility of a minivan and a convertible? They're both cars, but they have different use. Or ultimately do a lot of these fade away? And we're only left with a small cohort of real crypto assets that have real utility and real use cases.

Zhao Yeah. I think it's. Excuse me, I think it's more of the latter. I think the most important thing you have to keep track of in crypto is organic use case or usage. You can see that with the total value locked in certain ecosystems. For example, Ethereum has obviously the most total value locked in terms of smart contract platforms. And you know, it's interesting like you have to look at the projects as well. If you look at Ethereum, you know, projects on there, there's projects on Ethereum that basically have treasuries. So if you think about it like the US government is borrowing like a few billion from crypto. Which is just crazy thing to think about. Just look. Yeah, just look at MakerDAO. Look at their, you know, RWA portfolio. It's, it's something that I don't think too many people are discussing. So yeah, people can, you know, create a new cryptocurrency, you know, today or tomorrow, but, you know, there's there's only a few. I would say that eventually will probably have like staying power. And that's those are the ones that probably have the most organic use as of today.

Sonnenshein Yeah. I think sometimes when we've talked about it with our clients, it's also sometimes analogous, like precious metals. Right? Yeah. You wanna touch on that?

Bibeault Totally. So we, you know, often talk about bitcoin as a form of digital gold. Just being that it's scarce in the same way gold hypothetically is. And you know, it has staying power. It has value because of that. And likewise, you know Ethereum can be thought of more as like the iOS system on your iPhone. It's something that developers are able to build on and create new applications. And in that sense, it has value because it's the most commonly built on.

Sonnenshein This is a good one. Because we touched on it, we're getting really into crypto masterclass, perhaps 301 now. You gentlemen have, fortunately thrown out the terms ordinals and NFTs. Can you succinctly, help the crowd understand what an ordinal and what an NFT is? And I guess the association back to Bitcoin or another digital asset?

Maximo Yeah. I'll start I'll start with NFT. I'll let Michael do the ordinals. It's a bit more challenging. NFTs. So in crypto, you can largely think of two types of tokens a fungible token and a non-fungible token, or your NFT. The fungible tokens are the bitcoins, the Ethereum, the the tokens that are like dollars, right? Like you might have one Bitcoin. I might have one Bitcoin if we trade them, nothing really changed, right? Now an NFT is like a baseball card or a concert ticket, right? We might both have the same take it to the Taylor Swift concert, but I have seat one. He has seat to my seats. A little bit more valuable assets on the aisle. Right. The the difference is could be as simple as that. Or they could be, you know, a collection of art. So. Yeah, the way I like to think about an NFT is it's a verified claim, right? It's a it's a digital unique footprint that you can attach something to. It could be a picture. It could be your driver's license. It could be the deed to your house.

Sonnenshein Yeah. Why does that matter?

Maximo Great question. So that piece of unique technology unlocks a multitude of applications. The first thing that I like actually worked in on crypto was, decentralized identity, protocol using NFTs. Right. So I can, I can work with, like, a government or a hospital. They can issue you your record on chain. And now you can now take that health record and bring it to any doctor or physician you want. Now, the way that they can, get the information out of your health record is, they can do it with they call it zero knowledge. Right? So instead of actually let's, let's use, let's use the driver's license example, let's say the government issued your driver's license as an NFT. You're going to go to the bar and you're going to try to get into the bar. Right now you're showing the bouncer who's just some random guy, your birthday, your full name, your driver's ID number, your address, a ton of insanely personal information. Right? This is a guy you don't know. With an NFT, having that digitized U1 know that I only own it, right? Like I only have the copy. And then you can do things where the bouncer just scans it and says yes or no, 21 or not. Right. So you can implement a lot of, of, privacy features into that a lot more. There's a lot more you can build now by having these records living natively digitally. Right. In a system that is, that isn't maintained or built by like a government institution, you know, the government's build awful software, right? So it's amazing that we can facilitate the movement of our health records on a network that actually works and isn't maintained by some government. It's actually maintained by nobody.

Sonnenshein And how far away from not showing the bouncer my driver's license, although I kind of like when they ask me to see a card. How how far away are we from, you know, walking around like, you know, it's hasn't been that long that we've really become accustomed to Apple Pay and all these other things. How far away are we from, you know, going to the airport with, NFTs or, you know, some kind of a unique identifier for our PII and showing that to proceed through security or get into a bar, you think?

Maximo I think we might be a lot closer than we think? I think the reality is every single one of these companies, whether it's Delta, Microsoft or Adobe, is working on some sort of blockchain or crypto application. A lot of the times they actually have a policy where they don't mention crypto blockchain internally on those teams, but they are using that as a technology. So I think the reality is it'll probably happen sooner than later. And the way it'll happen will be almost like a silent integration on the back end, because, these companies will find that using this software or, this software. Yeah. Streamlines and reduces costs for them.

Sonnenshein And, Michael, so, you know, NFTs, I think really flooded on the crypto scene, particularly around Ethereum and Solana and some of the other assets. And then ordinals kind of came a little bit after chronologically. Can you touch on what ordinals are and kind of what the innovation is there?

Zhao Yeah. So if you told me, like in 2022, that Bitcoin would be a dominant NFT marketplace in 2023, I would not have believed you. But that's exactly what happened. So ordinals what they are, they're kind of a culmination of two technologies, taproot and SegWit, which basically are just Bitcoin network upgrades. Basically what it allows, like one guy basically made this, but what it is, is you basically inscribe data onto the bitcoin block within the transaction part of the data, and you inscribe the data onto a specific Satoshi, which is the smallest unit of Bitcoin. And why this is cool is because like if you think about NFTs like Ethereum, like those point two like IPFs addresses, which could be, you know, a. External, you know, URLs. But the data inscribed onto an ordinals, the data inscribed onto the Bitcoin blockchain. And for that I think it's like it's pretty cool to have, you know, a picture inscribed onto the most like secure blockchain in the world.

Sonnenshein Because prior to this, the only things that were really getting inscribed into the blocks that I showed in that diagram before were really just transactions. Michael and Daniel Daniel. Right. And so this was like the first time that other forms or other types of data were being secured into the Bitcoin blockchain.

Zhao Exactly. And we saw a lot of activity in April 2023, with pictures. And recently we've seen like more token tokens on top of bitcoin, which is crazy. But yeah, it was like what Matt was saying before. I think, you know, Bitcoin is undergoing a renaissance right now. The developers, they're seeing innovation happening on Bitcoin. And now Bitcoin is experiencing what other smart contract platforms have experienced in the past, which is just like a ton of protocol development, a ton of interest. I think there's over like 40 Bitcoin L2 is being developed right now, which is, you know, something just incredible in and of itself. Yeah. There's just like a ton of innovation happening in Bitcoin. And it's all because of ordinals.

Sonnenshein And that's only, in your opinion, made Bitcoin the potential of Bitcoin to be more valuable.

Zhao Exactly. So people are finding using bitcoin to be more valuable than just transfers. In addition I'd say yeah. Like for the miners, especially miners, you know, with the having, you know, their revenues get cut in half, which is a big problem. But transaction revenue from these, or no, from all this audience activity is like increase their fees by a decent amount. So this might be the answer to, you know, miner woes that that makes sense.

Sonnenshein Fantastic. Danielle, we don't have a ton of time left, but there are some questions coming in, that are Grayscale, specific. So some folks asking, about what types of products, we're working on now that we've gotten a Bitcoin ETF, into market. And there's also some questions. I see you I hear you all coming in about mining and staking and proof of work and proof of stake. I promise you, we're going to cover all that good stuff, after a break, but maybe just take us out on what some of the stuff we're working on. Agree?

Bibeault Yeah. So we are, you know, continually innovating. We really want to offer these future forward products. So when we first launched GBTC back in 2013, we were really new. And we still want to keep being new. So to that end, you know, we're listening to our investors. We're trying to hear what products people are interested in. So if you have any ideas, definitely email us at info@Grayscale.com. Or, you know, we're also thinking and looking at what's interesting to the research team. You guys are constantly like deep in the space and thinking about what might be interesting and what might be the future of crypto investment.

Sonnenshein Fantastic. All right. We're going to leave it there. Thank you guys.

Bibeault Thank you.

Hoffman Okay. You guys can stay seated for a second. We are going to take a break now. We're going to come back in here at 10:20. That was a really interesting conversation. I learned a lot, there about ordinals and NFTs. It actually reminded me for a second of, the internet in the early days in these new terms that I'd never heard of before, Wi-Fi and things that we all take for granted today. But, I mean, 20 years ago, if you ask somebody where the Wi-Fi was, they had no idea what you were talking about. Similar, you know, NFTs, ordinals. This is going to become common vernacular before we break. You know, as we talked about the technology here, I'm also reminded by this thing called the Gartner Hype cycle, which is a trigger, starts a new innovation. Right? And there's all this hype about how that thing is going to get adopted and how it's going to change the world, and it doesn't happen fast enough. And so then there's this thing called the slope of disillusionment, which essentially is where's that promise? And that's when all the building happens and things get structured and built. And then you have the upslope, which is the slope of enlightenment, where these technologies start to become mainstream. So kind of like Dave's example with Amazon. You know, you can see that cycle in crypto. It started 15 years ago, had this huge promise, you know, had all of this belief that it was going to change the world came back down. And now you're seeing all of these applications building out for real purposes. So we're going to come back in here in ten minutes at 20 after, there's beverages out there. There's snacks out there. The second half of the program is really, really exciting. And so we'll be back in here in ten minutes. Thank you for all the questions. We haven't answered them all, but keep putting them in. We're going to answer them throughout the day. And the ones we don't get to we're going to follow up with you directly as well. So thank you. Thank you to the panel as well.

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